UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Garmin Ltd.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

G37260 10 9
(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒           Rule 13d-1(c)

☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 5 pages
CUSIP No. G37260 10 9

1	Names of Reporting Persons Jonathan Burrell
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization		USA
Number of Shared Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	103,303
	6	Shared Voting Power	29,563,570
	7	Sole Dispositive Power	103,303
	8	Shared Dispositive Power	29,563,570
9	Aggregate Amount Beneficially Owned by Each Reporting Person		29,666,873
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares		☒
11	Percent of Class Represented by Amount in Row (9)		14.6%
12	Type of Reporting Person		IN

Page 3 of 5 pages
CUSIP No. G37260 10 9

Item 1(a)           Name of Issuer:  Garmin Ltd.

Item 1(b)            Address of Issuer's Principal Executive Offices: 45 Market Street, Suite #3206B, Gardenia Court, Camana Bay, PO Box 10670, Grand Cayman KY1-1006, Cayman Islands

Item 2(a)                      Name of Person Filing:  Jonathan Burrell

Item 2(b)            Address of Principal Business Office or, if none, Residence:  PO Box 507 Stillwell, KS  66085

Item 2(c)            Citizenship:  USA

Item 2(d)            Title of Class of Securities:  Common Shares

Item 2(e)            CUSIP No.:  G37260 10 9

Item 3.	If this statement is filed pursuant to § § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)  ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)  ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)  ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)  ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)  ☐An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)  ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)  ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)  ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

Page 4 of 5 pages
CUSIP No. G37260 10 9

(j)  ☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)  ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).  If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________________________________________________.

Item 4.	Ownership

(a)           Amount beneficially owned:

28,700,000 of the 29,666,873 Common Shares are held by Gary L. Burrell, the reporting person’s father, for whom the reporting person is attorney-in-fact.

863,570 of the 29,666,873 Common Shares are held by Judith Burrell, the reporting person’s mother, for whom the reporting person is attorney-in-fact.

103,303 of the 29,666,873 Common Shares are held in the reporting person's revocable trust.  The reporting person has the power to vote and dispose of these Common Shares.

In addition to the 29,666,873 Common Shares, 10,000 Common Shares are held in grantor retained annuity trust for the benefit of the reporting person’s children.  The reporting person disclaims beneficial ownership of these Common Shares.

	29, 666,873
(b) Percent of class:	14.6%
(c) Number of shares as to which the person has:
(i)	sole power to vote or to direct the vote:	103,303
(ii)	shared power to vote or to direct the vote:	29,563,570
(iii)	sole power to dispose or to direct the disposition of:	103,303
(iv)	shared power to dispose or to direct the disposition of:	29,563,570
Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following.☐

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

28,700,000 of the 29,666,873 Common Shares are held by Gary L. Burrell, the reporting person’s father, for whom the reporting person is attorney-in-fact.  863,570 of the 29,666,873 Common Shares are held by Judith Burrell, the reporting person’s mother, for whom the reporting person is attorney-in-fact.

Page 5 of 5 pages
CUSIP No. G37260 10 9

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

 The reporting person has not acquired the Common Shares with any purpose, or with the effect of, changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having that purpose or effect, including any transaction subject to Rule 13d-3(b).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2009

By:	/s/ Jonathan Burrell
Name:	Jonathan Burrell